As filed with the Securities and Exchange Commission on September 27, 2000
Registration Statement No. 333-
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Chelsea GCA Realty, Inc.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	22-3251332 (I.R.S. employer identification number)

103 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 228-6111
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Leslie T. Chao, President
Chelsea GCA Realty, Inc.
103 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 228-6111
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

MARTIN H. NEIDELL, ESQ.
STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

           Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box|_|

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	213,812 Shares	$34.38	$7,350,857	$1,941

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 (c) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission or any applicable state securities commission becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated September 27, 2000
213,812 Shares of Common Stock

CHELSEA GCA REALTY, INC.

          This is an offering of shares of common stock of Chelsea GCA Realty, Inc. by the selling stockholders identified in this prospectus. The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The shares may be sold at market prices, at prices related to market prices or at negotiated prices. Chelsea will not receive any of the proceeds from the offering.

           Our shares of common stock are traded on the New York Stock Exchange under the symbol CCG. On September 25, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $34.38 per share.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September __, 2000

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold. Our SEC file number is 001-12328.

o	Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A filed September 20, 2000;

o	Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as amended by Form 10-Q/A filed September 20, 2000;

o	Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and

o	The information contained in the section “Policies with Respect to Certain Activities” contained in the Company’s Registration Statement on Form S-11 (File No. 33-67870) filed on August 25, 1993, as amended.

          You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations Chelsea GCA Realty, Inc. 103 Eisenhower Parkway Roseland, New Jersey 07068 (973) 228-6111 http://www.chelseagca.com

          You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

THE COMPANY

          Chelsea is a real estate investment trust that specializes in owning, developing, leasing, marketing and managing upscale and fashion-oriented manufacturers’ outlet centers. As of July 15, 2000, we owned and operated 21 centers in 12 states and Japan containing approximately 6 million square feet of gross leaseable area. Our centers generally are located near metropolitan areas which have a population of at least one million people within a 30-mile radius, with average annual household income of greater than $50,000 or at or within 20 miles of major tourist destinations. Our existing portfolio includes properties in or near New York City, Los Angeles, San Francisco, Sacramento, Boston, Atlanta, Washington, D.C., Orlando, Portland (Oregon), Cleveland, Honolulu, the Napa Valley, Palm Springs and the Monterey Peninsula. During 1999, our portfolio generated weighted average tenants sales of $377 per square foot. Weighted average tenant sales is the total sales reported by tenants divided by their gross leasable area weighted by month. At June 30, 2000, more than 500 tenants were represented in approximately 1,600 stores.

          On July 19, 2000, we announced that through a subsidiary we have been developing a new technology platform. This platform will provide fashion and other retail brands a customized direct to the consumer internet online store incorporating e-commerce design, development, fulfillment and customer services. In consideration for such services, we will receive a percentage of each brand’s online sales. To date, this has not had any material affect on our financial condition or results of operations. There is no assurance that this concept will be successful or the future impact this will have on our financial condition or results of operations.

          On August 16, 2000, our operating partnership sold in a private placement $50 million of 8 3/8% notes due 2005 and $50 million of 8 5/8% notes due 2009. We have agreed to file a registration statement relating to an exchange offer pursuant to which other series of notes having the same terms as the notes will be exchanged for such notes. The proceeds were used to repay borrowings under our credit facility and for general corporate purposes.

          We are organized under the laws of the state of Maryland. Our principal executive office is located at 103 Eisenhower Parkway, Roseland, New Jersey 07068, telephone (973) 228-6111.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of the shares of common stock offered hereby.

SELLING STOCKHOLDERS

          The following table shows the names of the selling stockholders, the number of shares owned beneficially by each of them as of September 15, 2000, the number of shares to be sold and the number of shares to be owned by each of them after completion of the offering, assuming all of the shares being offered are sold. All of the shares listed in the chart below, except for options to purchase common stock, consist of limited partnership interests (“Units”) in Chelsea GCA Realty Partnership, L.P. which are convertible into shares of common stock of Chelsea on a one-for-one basis.

                                      Shares Beneficially        Shares of Common
                                             Owned               Stock to be Sold       Shares Beneficially
                                       Prior to Offering                                Owned After Offering

        Selling Stockholder              Number         Percent                        Number         Percent
        -------------------              ------         -------                        ------         -------

Eureka Development Corp.(1)             133,333            *          133,333               0            0

Barry M. Ginsburg(2)                    474,218            2.9%        65,000         409,218          2.4%

Barry M. Ginsburg Family Trust(2)        36,045            *            5,000          31,045            *

Merle Z. Gross-Ginsburg Family           36,044            *            5,000          31,044            *
Trust(2)

Barrett and Linda Gross                   5,475            *            5,475               0            0

Philip R. Palisoul(3)                         4            *                4               0            0
---------------------------
*  less than 1%

(1) Eureka Development Corp. is a California corporation of which Steven L. Craig owns 86.513% of the issued and outstanding capital stock. In addition, Mr. Craig owns 34,200 shares of common stock of the Company.

(2) Includes options to purchase 60,000 shares of common stock granted under the Company's 1993 Stock Option Plan. Also includes Units beneficially owned by Mr. Ginsburg's wife and the Barry M. Ginsburg Family Trust and Merle Z. Gross-Ginsburg Family Trust. Mr. Ginsburg was Vice Chairman of the Company from 1993 to 1999 and has been a director of the Company since its inception.

(3) Mr. Palisoul owns 13.487% of the issued and outstanding capital stock of Eureka Development Corp.

          Mr. Craig served as President, Chief Operating Officer and a Director of the Company from October 1993 until his resignation effective August 31, 1995. From September 1, 1995 through December 31, 1999, Mr. Craig was a consultant to the Company pursuant to an agreement with the Company dated August 25, 1995 (the “Transition Agreement”). For his consulting services, Mr. Craig received an aggregate of $464,000. As part of the Transition Agreement, the Company conveyed to Mr. Craig its interest in an industrial property located in Corona, California, a .841 acre lot located in Santa Fe, New Mexico, and an option to acquire undeveloped real property located in Carlsbad, California for an aggregate purchase price of approximately $5,000,000, $4,781,542 of which was represented by two separate promissory notes of Mr. Craig, one in the amount of $4,000,000 (the “Secured Note”) and the other in the amount of $781,542. In January 1999, the Secured Note was repaid in full and the other note was repaid at a discount. If Mr. Craig sells the Corona, California property before December 31, 2000 for a price in excess of a specified amount, then additional amounts will be due and owing to the Company. The Company has an option to purchase the Carlsbad property, and another property located in Woodburn, Oregon if it is developed into a manufacturers outlet shopping center, at such times and for such purchase prices to be determined as set forth in the Transition Agreement.

           In July 1999, Chelsea loaned to Mr. Ginsburg the amount of $1,000,000, which is due in five years, with interest due quarterly at the rate of Libor plus 200 basis points per annum. The loan is secured by 50,000 of the Units owned by Mr. Ginsburg.

          The Company has entered into a registration rights agreement with holders of Units to enable them to sell or distribute in a registered offering shares of common stock owned by them or issuable to them upon exchange of Units. The expenses of any such registration will be borne by the Company. This registration statement is being filed pursuant to this registration rights agreement. All expenses of this offering (other than underwriting discounts and selling commissions), are being borne by the Company.

          The selling stockholders may be deemed to be underwriters under the Securities Act of 1933.

DETERMINATION OF OFFERING PRICE AND PLAN OF DISTRIBUTION

          The sale of shares by the selling stockholders may be effected from time to time in transactions on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions, or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for which such broker-dealers may act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation).

LEGAL MATTERS

          Stroock & Stroock & Lavan LLP, New York, New York, will pass on the validity of the shares.

EXPERTS

          Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 1999, as set forth in their report, which is incorporated in this prospectus by reference. Our consolidated financial statements and schedules are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

          The estimated expenses in connection with the distribution of the Shares (all of which shall be paid by the Company) being registered hereunder (other than underwriting discounts) are set forth in the following table (all amounts except the SEC registration fee are estimated):

Securities and Exchange Commission Registration Fee Accounting Fees and Expenses Legal Fees and Expenses Printing Expenses Miscellaneous Total	$ 1,941 $ 4,000 $ 5,000 $ 1,000 $ 1,059 $13,000

Item 15. Indemnification of Directors and Officers.

          The Company is a Maryland corporation. The Company’s Articles of Incorporation contain a provision limiting the liability of the directors and officers to the fullest extent permitted by Section 5-349 of the Courts and Judicial Proceedings Code of Maryland. The Company’s Articles of Incorporation also contain a provision permitted under Maryland General Corporation Law eliminating (with limited exceptions) each director’s personal liability for monetary damages for breach of any duty as a director. In addition, the Company’s Articles of Incorporation and Bylaws provide for the Company’s indemnification of its directors and officers from certain liabilities and expenses, as well as advancement of costs, expenses and attorneys’ fees, to the fullest extent permitted under Maryland General Corporation Law. Such rights are contract rights fully enforceable by each beneficiary thereof, and are in addition to, and not exclusive of, any other right to indemnification.

Item 16. Exhibits.

5.1 23.1 23.2 24	-- -- -- --	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the Shares.
Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1).
Consent of Ernst & Young LLP.
Power of Attorney (included on signature page of this Registration Statement).

Item 17. Undertakings.

          (a)   The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (e) The undersigned Registrant hereby undertakes (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act, and relating to the securities offered at competitive bidding, as contained in the Registration Statement, together with any supplements thereto, and (2) to file an amendment to the Registration Statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the Registrant after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the Registrant and no reoffering of such securities by the purchasers is proposed to be made.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseland, State of New Jersey , on September 26, 2000.

CHELSEA GCA REALTY, INC. By: /s/ Leslie T. Chao Leslie T. Chao President

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. Bloom, Leslie T. Chao, Michael J. Clarke and Denise M. Elmer, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) of and supplements to this Registration Statement and any Registration Statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                            Title                                Date
---------                            -----                                ----

/s/ David C. Bloom                   Chairman of the Board of             September 26, 2000
------------------------------          Directors and Chief Executive
David C. Bloom                          Officer (Principal Executive
                                        Officer)

/s/ Michael J. Clarke                Chief Financial Officer              September 26, 2000
------------------------------         (Principal Financial and
                                       Accounting Officer)
Michael J. Clarke

/s/ William D. Bloom                 Director                             September 26, 2000
------------------------------
William D. Bloom

/s/ Brendan T. Byrne                 Director                             September 26, 2000
------------------------------
Brendan T. Byrne

/s/ Robert Frommer                   Director                             September 26, 2000
------------------------------
Robert Frommer

/s/ Barry M. Ginsburg                Director                             September 26, 2000
------------------------------
Barry M. Ginsburg

/s/ Philip D. Kaltenbacher            Director                            September 26, 2000
------------------------------
Philip D. Kaltenbacher

/s/ Reuben S. Leibowitz               Director                            September 26, 2000
------------------------------
Reuben S. Leibowitz

Exhibit Index

Exhibits	Description	Page No.

5.1	--	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the Shares.
23.1	--	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1).
23.2	--	Consent of Ernst & Young LLP.
24	--	Power of Attorney (included on signature page of this Registration Statement).